UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 0-24786
CUSIP NUMBER 045327 10 3

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ASPEN TECHNOLOGY, INC.
Full Name of Registrant

Former Name if Applicable

200 Wheeler Road
Address of Principal Executive Office (Street and Number)

Burlington, MA 01803
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in a current report on Form 8-K that we filed on June 11, 2007, we have identified errors in our accounting for sales of installments receivable and, as a result, users should not rely upon (a) our previously issued financial statements as of June 30, 2005 and 2006, and for each of the three years in the period ended June 30, 2006, and the related reports of our independent registered public accounting firm for such periods and (b) our previously issued financial statements included in our quarterly reports on Form 10-Q within those years and for each of the quarters ended September 30, 2006, December 31, 2006 and March 31, 2007.

In connection with a review of our financial statements, we identified errors related to our accounting for sales of customer installments receivable to financial institutions or unconsolidated qualifying special purpose entities, which we refer to below as “receivable sale facilities.”  The sale of our installments receivable was designed to meet “true sale” criteria for legal and accounting purposes and these transactions have historically been accounted for as a sale of assets for accounting purposes and not a secured borrowing.  The sold installments receivable serve as collateral under the receivable sales facilities and limited recourse exists against us in the event that the underlying customer does not pay.  As further described below, the revised accounting for these transactions will consist of recording the sold assets and an obligation in our consolidated balance sheet as a secured borrowing.

We regained control of these assets when we engaged in new transactions with our customers to license additional software that consolidated the remaining balance of the installment receivable previously sold with a new installment receivable.  We sometimes enter into these agreements when we sell additional software or extend the terms of license arrangements.  Some arrangements allowed for this recourse, subject to a limit, which was exceeded.  Other receivable sale transactions did not allow for this method of consolidation.  Accordingly, the amount and/or method of consolidation of these receivables resulted in the loss of the legal isolation of the assets from us, which is one of the requirements to achieve and maintain sale accounting treatment under Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”  Under this standard, regaining control for accounting purposes is accounted for in the same manner as a purchase of the assets in exchange for liabilities assumed.  Accordingly, we must record the sold installments receivable and an offsetting liability at fair value on the date of the change in control for accounting purposes.  We believe that we regained control related to certain installments receivable included in the receivable sales facilities at various dates depending on the level of the repurchase of certain of the sold installment receivables, all of which dates will result in the receivable sale facilities being reported as borrowings for the periods being restated.

We have reviewed thousands of installments receivable transactions dating back to fiscal 2003 as part of a process to determine ending period balances for two new balance sheet accounts – a collateral asset for secured borrowings and a secured borrowing liability. Based on the significant amount of work that we have completed, we estimate that the balances of each of these two new related balance sheet items were as follows:

- approximately $230 million as of June 30, 2005
- approximately $200 million as of June 30, 2006
- approximately $200 million as of June 30, 2007

Because the review of the accounting for these transactions is ongoing, these estimates are subject to change, and such changes could be material.  We will recognize interest income and interest expense related to these receivables and the collateralized borrowing in the statements of operations. We will also reclassify the proceeds from and payments on the secured borrowing liability as cash flow from financing activities in the statements of cash flows.  Previously, all cash flows associated with the sale of receivables were classified as operating activities.  In addition, as we complete the review of these transactions, we may determine that other matters may require adjustment to our historical financial statements. After errors were identified in the accounting for sales of installments receivable to financial institutions, the Audit Committee of our Board of Directors and our management determined to engage in a detailed review of other accounts in our financial statements, including a comprehensive review of historic positions reported on income tax returns and the related reporting in our financial statements in order to determine the propriety and accuracy of the positions taken and amounts recorded and disclosed.

Due to the time needed to compile the data for thousands of installment receivable transactions, to prepare and summarize the analysis of the installment receivable transactions, to complete the detailed review of other accounts in our financial statements to allow us to determine if other adjustments are required to our historical audited financial statements, and to record the restatement adjustments to our historical audited financial statements with appropriate disclosure, we could not complete the preparation of our restated financial statements in order to timely file the Form 10-K for our fiscal year ended June 30, 2007 and we have not filed the Form 10-K as of the date hereof. Further, we cannot complete the preparation of our restated financial statements in order to timely file our quarterly report on Form 10-Q for the quarter ended September 30, 2007.

cannot complete the preparation of our restated financial statements in order to timely file our quarterly report on Form 10-Q for the quarter ended September 30, 2007.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Bradley T. Miller	(781)	221-6400
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

Due to the time needed to compile the data, prepare and summarize the analysis, and complete the adjustments to our historical financial statements, we have not been able to complete the preparation of our restated financial statements in order to file our annual report on Form 10-K for the fiscal year ended June 30, 2007.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the matters described in Part III above, we cannot provide at this time an estimate of our results of operations for the fiscal quarter ended September 30, 2007.  We previously announced on September 12, 2007 that we anticipate reporting cash and cash equivalents of $132 million at June 30, 2007, which would reflect an increase of 31% from $101 million at March 31, 2007.  The anticipated balance of cash and cash equivalents should be considered a preliminary estimate pending completion of the audit and the finalization of our financial statements for the fiscal year ended June 30, 2007.

ASPEN TECHNOLOGY, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2007	By
Bradley T. Miller
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).